Insider transaction detail - View details for insider with remarks	2009-01-09 12:19 ET

Transactions sorted by	: Insider
Insider family name	: Clarkson (Starts with)
Filing date range	: January 1, 2009 - January 9, 2009
Equity securities	: Common Shares

Insider name:	Clarkson, Ross Gordon

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value of acquired or disposed of	Unit Price or exercise price	Closing Balance	Insider's calculated balanace

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer, 5- Senior Officer of Issuer

Security designation: (Common Shares)

O 1354570	2009-01-02	2009-01-09	Direct Ownership:	10-Acquisition or disposition in the public market	- 12,332

A 1354570	2009-01-02	2009-01-09	Direct Ownership:	10-Acquisition or disposition in the public market	- 12,332	2.6050 USD	2,244,640

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value of acquired or disposed of	Unit Price or exercise price	Closing Balance	Insider's calculated balanace

O 1354573	2009-01-05	2009-01-08	Direct Ownership:	10-Acquisition or disposition in the public market	- 28,500

A 1354573	2009-01-05	2009-01-09	Direct Ownership:	10-Acquisition or disposition in the public market	- 11,000	3.0291	2,233,640

1355177	2009-01-05	2009-01-09	Direct Ownership:	10-Acquisition or disposition in the public market	- 17,500	2.5708 USD	2,216,140

O 1354575	2009-01-06	2009-01-08	Direct Ownership:	10-Acquisition or disposition in the public market	- 16,000

A 1354575	2009-01-06	2009-01-09	Direct Ownership:	10-Acquisition or disposition in the public market	- 11,000	3.2345	2,205,140

1355182	2009-01-06	2009-01-09	Direct Ownership:	10-Acquisition or disposition in the public market	- 5,000	2.6900 USD	2,200,140